EXHIBIT 1

THE BANK OF NEW YORK
NEW YORK’S FIRST BANK — FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

AMERICAN DEPOSITARY RECEIPTS

NOTICE TO HOLDERS OF AMERICAN DEPOSITARY RECEIPTS
EVIDENCING AMERICAN DEPOSITARY SHARES
REPRESENTING PREFERRED CLASS SHARES

Tele Centro Oeste Celular Participações
CUSIP # 87923P105

NOTICE OF TERMINATION AND AMENDMENT

     Telesp Celular Participações S.A. (“TCP”), the controlling shareholder of Tele Centro Oeste Celular Participações S.A. (the “Company”), has called a shareholders’ meeting for December 22, 2003, with the principal purpose of authorizing a merger of shares between TCP and the Company.

     NOTICE IS HEREBY GIVEN to holders of American Depositary Receipts (“ADRs”) of the Company, pursuant to Section 6.02 of the Deposit Agreement, dated as of July 27, 1998 (the “Deposit Agreement”), among the Company, The Bank of New York, as Depositary (the “Depositary”), and the Owners and Beneficial Owners of American Depositary Receipts (“ADRs”) issued thereunder, that the Deposit Agreement will be terminated effective as of the date of the merger of shares between TCP and the Company (the “Termination Date”).

     In addition, NOTICE IS HEREBY GIVEN that the Issuer and the Depositary intend to amend the Deposit Agreement pursuant to Section 6.01 of the Deposit Agreement, to take effect prior to the termination referred to above. The purpose of the proposed amendment is to provide for actions the Depositary would take in the event of the merger of shares of TCO into TCP upon termination of the Deposit Agreement. The proposed amendment would add a Section 6.03 of the Deposit Agreement to read as set forth in Annex A to this Notice. The proposed amendment will not be entered into unless and until the U.S. Securities and Exchange Commission declares effective an amendment to the registration statement on Form F-6 for the ADRs. Further, the proposed amendment, by its terms, will be void and have no further effect to the extent the merger of shares has not occurred by March 31, 2004.

     The proposed amendment referred to above, if it becomes effective, will result in the conversion of the existing ADRs into a right to receive American Depositary Receipts representing TCP preferred shares and cash in lieu of any fraction of a depositary share. If you wish instead to receive TCP preferred shares to be issued upon the merger of shares between TCP and the Company, you must surrender your ADRs in accordance with the provisions of the Deposit Agreement and become a direct holder of preferred shares of the Company before the merger with TCP becomes effective.

     Terms used in this Notice of Termination and Amendment and not otherwise defined herein shall have the meanings set forth in the Deposit Agreement.

     If you have any questions, please contact The Bank of New York at 888 BNY ADRs.

Dated: November 21, 2003	THE BANK OF NEW YORK, as Depositary

ANNEX A

     SECTION 6.03. Termination upon the Merger of Shares.

     (a) Notwithstanding Sections 4.08 and 6.02 of this Deposit Agreement and anything else to the contrary in this Deposit Agreement, on the later of (i) the date on which the deposited Shares are merged with shares of Telesp Celular Participações S.A. (“TCP”) such that the deposited Shares are converted into preferred shares of TCP (the “TCP Shares”) and (ii) the 30th day after notice of this Amendment is given to the Owners, if the Depositary has received evidence satisfactory to it that the TCP Shares have been registered under the Securities Act of 1933 and could be distributed to Owners in the United States without further registration of the TCP Shares, this Deposit Agreement shall terminate and the following provisions shall apply:

     (i) the Depositary will consider itself to have been requested and instructed by the Company and the Owners to act, and the Depositary shall act, as provided in clauses (ii) through (v) below;

     (ii) the Depositary shall deposit the TCP Shares under the Amended and Restated Deposit Agreement dated as of November 2, 1998 (the “TCP Deposit Agreement”) among TCP, The Bank of New York, as depositary, and all owners and beneficial owners of American Depositary Receipts (“TCP ADRs”) issued thereunder, to the extent that the TCP Shares can be represented by whole American Depositary Shares (“TCP ADSs”) issued under the TCP Deposit Agreement, and instruct the depositary under the TCP Deposit Agreement to deliver TCP ADRs evidencing TCP ADSs representing those TCP Shares to the Depositary;

     (iii) upon receipt of the TCP ADSs, the Depositary shall notify Owners that each American Depositary Share has been converted into a right to receive (A) the largest whole number of TCP ADSs included in 1.524 times the number of American Depositary Shares held and (B) the net proceeds of any fraction of a TCP ADS as provided in clause (iv) below, and the Depositary shall call for surrender of all outstanding Receipts;

     (iv) to the extent that the conversion provided for in clause (iii) above would otherwise give rise to a right to receive a fraction of a TCP ADS, the Depositary shall use reasonable efforts to sell the aggregate of those fractions of TCP ADSs and shall hold any net proceeds, after deduction of the fees and expenses of the Depositary, for distribution to the Owners entitled to them; and

     (v) upon surrender of a Receipt, and after deduction or upon payment of the fees and expenses of the Depositary (including any fees and expenses that must be paid to the depositary under the TCP Deposit Agreement) and any applicable taxes or other governmental charges, the Depositary will deliver to or upon the order of the Owner TCP ADRs evidencing the number of TCP ADSs provided in clause (iii) above, any net proceeds to which that Owner is entitled under clause (iv) above and any other Deposited Securities represented by the American Depositary Shares evidenced by that Receipt.

     (b) If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except as provided in subsection (a) and except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities and shall sell rights as provided in this Deposit Agreement. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of this Deposit Agreement, and any applicable taxes or governmental charges) and except as provided in Section 5.08. Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09 hereof.

     (c) This Section 6.03 shall be void and without further force and effect if the deposited Shares are not merged with shares of TCP on or prior to March 31, 2004.